

02007898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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OMB Number: 3235-0123
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RECD S.E.C.
AUG 0 9 2002
1086

SEC FILE NUMBER
8-09698

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/01 (MM/DD/YY) AND ENDING 05/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BELLAMAH, NEUHAUSER & BARRETT, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

8730 Georgia Avenue, Suite 500
(No. and Street)

Silver Spring, MD 20901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony D. Pittman, Jr. (301) 562-7300
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
AUG 1 6 2002
THOMSON FINANCIAL

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1700 K STREET, NW, SUITE 504, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Frederick J. Bellamah, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Bellamah, Neuhauser & Barrett, Inc., as of May 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

President

Title

Denise J. Westray
Notary Public State of Maryland
My Commission Expires February 1, 2005
8-1-02

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELLAMAH, NEUHAUSER & BARRETT, INC.

STATEMENT OF FINANCIAL CONDITION AND

INDEPENDENT AUDITORS' REPORT

MAY 31, 2002 AND 2001

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
Silver Spring, MD 20026

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Bellamah, Neuhauser & Barrett, Inc.
Silver Spring, MD

We have audited the statement of financial condition of Bellamah, Neuhauser & Barrett, Inc., at May 31, 2002 and 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bellamah, Neuhauser & Barrett, Inc. at May 31, 2002 and 2001, in conformity with generally accepted accounting principles.

William Batdorf & Company, P.C.

July 29, 2002

BELLAMAH, NEUHAUSER & BARRETT, INC.

STATEMENT OF FINANCIAL CONDITION

AT MAY 31,

	2002	2001
ASSETS		
Cash in banks		
General Funds	$ 223,016	$ 152,512
Cash segregated under regulations	-	106,402
Receivable from correspondent	427,591	317,421
Mutual fund commissions receivable	64,374	64,717
Securities owned	1,537,541	1,780,381
Investment in subsidiary	1,747,501	1,597,552
Other assets	265,137	266,132
Total assets	$ 4,265,160	$ 4,285,117
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Securities sold, not yet purchased	$ 28,526	$ 715
Accounts payable	120,916	216,729
Deferred income taxes	56,645	64,298
Accrued expenses and other liabilities	9,240	1,778
Total liabilities	215,327	283,520
Stockholders' equity		
Common stock (50,950 shares issued, 24,142 shares outstanding)	75,000	75,000
Additional paid in capital	85,203	85,203
Retained earnings	7,276,545	7,228,309
Treasury stock (26,808 shares at cost)	(3,386,915)	(3,386,915)
Total stockholders' equity	4,049,833	4,001,597
Total liabilities and stockholders' equity	$ 4,265,160	$ 4,285,117

The accompanying notes are an integral part of this financial statement.

BELLAMAH, NEUHAUSER & BARRETT, INC.

NOTES TO FINANCIAL STATEMENTS

AT MAY 31, 2002 AND 2001

NOTE 1 - Organization and Net Capital

The Company is a registered securities broker/dealer under the Securities Exchange Act of 1934 and is subject to the net capital rule of the Securities and Exchange Commission. This rule requires that the firm's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At May 31, 2002, the firm's ratio of aggregate indebtedness to net capital was 10% and net capital was $ 1,831,363, as compared to the required minimum net capital of $250,000.

NOTE 2 - Method of Accounting

The Company uses the accrual method of accounting. Security transactions are recorded on settlement date. Securities owned and sold, not yet purchased are shown at market value with any change in unrealized appreciation or depreciation included currently in income.

NOTE 3 - Cash and Cash Equivalents

The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At May 31, 2002 and 2001, all cash was on deposit at a local bank. The amount on deposit exceeded the FDIC insurance limits. However, the Company does not believe that this presents any risk of loss

NOTE 4 - Fixed Assets

Fixed assets (furniture, equipment, and leasehold improvements) are included in other assets net of their original cost of $100,871 less accumulated depreciation and amortization of $90,438 at May 31, 2002 and $101,813 less accumulated depreciation and amortization of $87,689 at May 31, 2001. Depreciation is determined, primarily, by using the double declining balance method. Amortization is determined using the straight-line method.

NOTE 5 - Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

(Continued)

NOTE 6 - Lease Commitments and Rent Expense

The Company leases office space from its subsidiary through May 31, 2004.

Lease commitments:	
To May 31, 2003	$ 75,276
To May 31, 2004	77,532
Total	$ 152,808

NOTE 7 - Other Assets

Other assets at May 31, 2002 includes unsecured receivables of $75,904 from related parties, a refundable deposit of $57,492 with the Internal Revenue Service, a Philadelphia Stock Exchange membership at its original cost of $250 (estimated market value - $15,000), and a $50,000 deposit with the Company's correspondent.

Other assets at May 31, 2001 includes unsecured receivables of $78,179 from related parties, a refundable deposit of $54,492 with the Internal Revenue Service, a Philadelphia Stock Exchange membership at its original cost of $250 (estimated market value - $125,000), and a $50,000 deposit with the Company's correspondent.

NOTE 8 - Marketable Securities

All marketable securities owned by the Company are held by its correspondent. Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	2002	2001
Marketable securities owned:		
State and municipal obligations	$ 465,973	$ 384,134
Corporate obligations	20,471	22,517
Corporate stocks, warrants and options	836,306	943,439
Money market funds	214,791	430,291
Total	$ 1,537,541	$ 1,780,381
Marketable securities sold, not yet purchased:		
Corporate stocks and warrants	$ 28,526	$ 715

(Continued)

NOTE 9 - Income Taxes

The Company has elected to be treated as an S Corporation for federal income tax purposes and therefore is not subject to federal income tax. The Company is, however, subject to District of Columbia Franchise Tax. District of Columbia Franchise Tax payable at May 31, 2002 and 2001, was $13,804 and $15,022 and is included in "Accounts Payable". This is different than the amounts which would be payable at the statutory rate, mostly due to interest on U.S. Treasury securities which is not taxable in the District of Columbia and to temporary differences between income per books and taxable income as described in Note 11.

NOTE 10 - Deferred Income Taxes

The Company computes deferred income taxes payable on temporary differences between income per books and taxable income. At May 31, 2002 and 2001, the differences were primarily due to the unrealized gain on investment securities, which is included in net income but will not be included in taxable income until realized and accrued compensation to officer/shareholders which is included in net income but will not be deductible for taxes purposes until paid. Deferred income tax adjustments to tax expense was $7,653 reduction for the year ended May 31, 2002 and $10,444 increase for the year ended May 31, 2001.

NOTE 11 - Profit Sharing Plan

The Company has a profit sharing plan, established on April 16, 1961. Employees meeting certain service requirements are eligible to participate and contributions by the Company are discretionary. The Company accrued no contribution of for the year ended May 31, 2002 and $50,000 for the year ended May 31, 2001.

NOTE 12 - Related Party Transaction

A stockholder/employee of the Company is also a registered investment advisor with an other entity, which is wholly owned by said stockholder/employee. The Company collects the advisory fees from its customers and then remits to the other entity. The total amount collected and remitted during the year ended May 31, 2002 was approximately $572,000.

NOTE 13 - Other Regulatory Requirements

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

(Continued)

NOTE 14 - Treasury Stock Repurchase

During the year ended May 31, 2001, the Company repurchased 15,760 shares of its outstanding stock at a price equal to the May 31, 1999 book value. The Company uses the cost method to record treasury stock purchases.

NOTE 15 - Investment in Subsidiary

During the year ended May 31, 2001, the Company invested in a wholly owned subsidiary, Property Plus Management, Inc. (PPM) which owns and operates a commercial office building. In June of 2001 the Company moved its operations to PPM's building. The Company uses the equity method to account for its investment in PPM. For the period ending May 31, 2002, PPM had no net income.

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
Silver Spring, MD 20026

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON THE INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Bellamah, Neuhauser & Barrett, Inc.
Silver Spring, MD

In planning and performing our audit of the financial statements of Bellamah, Neuhauser & Barrett, Inc. for the year ended May 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bellamah, Neuhauser & Barrett, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by 17a-3.

3. Complying with the requirements for prompt payment for securities under section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an

internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William Bathof & Company, P.L.

July 29, 2002